

News Release

Toronto, January 14, 2005 – GOLDCORP INC. (GG:NYSE; G:TSX) On January 10, 2005, the Board of Goldcorp expressed its preliminary view that the unsolicited hostile offer received from Glamis Gold Ltd. ("Glamis") for a proposed merger between the two companies, appears to be the same as the non-binding proposal previously reviewed and rejected by Goldcorp's board of directors when Glamis first declared its intentions.

The Board's Special Committee is reviewing the Glamis bid in detail, to determine whether anything emerges that would change the Board's view and to guide the Board in its response to developments as they occur. The Board and the Special Committee are working closely with its professional advisers and will announce the Board's formal response to the Glamis offer as soon as possible.

Although the Board has not changed its view that its shareholders should approve Goldcorp's offer to acquire Wheaton River Minerals Ltd., the Board and Special Committee urge shareholders to await the completion of the Special Committee's review of Glamis' unsolicited offer, and the Board's formal response, before taking any action in response to the Glamis offer. In accordance with applicable securities laws, Goldcorp will not be making public comment about the Glamis offer until the Board has published its formal response. In addition, shareholders are cautioned that Mr. McEwen's statements to date have been in his personal capacity, as a large shareholder, and not as a Director or Chief Executive Officer of Goldcorp.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has **NO DEBT**, a Large Treasury, **positive Cash Flow and Earnings** and **pays a Dividend twelve times a year! GOLDCORP** is **UNHEDGED** and currently **withholds one-third of annual gold production in anticipation of higher gold prices.** Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

For further information, please contact: Corporate Office:

Ian J. Ball   145 King Street West
Investor Relations   Suite 2700
Telephone: (416) 865-0326   Toronto, Ontario
Toll Free: (800) 813-1412   M5H 1J8
Fax: (416) 361-5741   website: www.goldcorp.com
e-mail: info@goldcorp.com